Exhibit 4.1

DESCRIPTION OF REGISTRANTS’ SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Description of our Interests

General

There is currently no market for our limited partnership interests (the “Interests”), and we do not expect that a market for our Interests will develop in the future. We do not intend for the Interests to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our Interests. Under the terms of the amended and restated limited partnership agreement, as may be amended and restated from time to time (the “Partnership Agreement”), with Apollo IG Core Replacement Advisors, L.P. (the “General Partner”), holders of our limited partnership interests (the “Holders”) shall be entitled to the same limited liability extended to shareholders of private Delaware for-profit corporations formed under the Delaware General Corporation Law, 8 Del. C. § 100, et. seq. Our Partnership Agreement provides that, except as otherwise provided under the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”), no Holder shall be liable for any debt, obligation or liability of Apollo IG Core Replacement, L.P., by reason of being a Holder.

Interests

The key differences between the Interests issued under the Annual Liquidity Sub-Series (as defined below) and the Monthly Liquidity Sub-Series relate to the Management Fee and withdrawal rights as described below. For purposes of this paragraph, “Annual Liquidity Interests” refers to the Interests issued under a separate sub-series of Interests designated by the General Partner as the annual liquidity sub-series (the “Annual Liquidity Sub-Series”), which is subject to the withdrawal rights and Management Fee rates as described herein, with the applicable rights, entitlements and obligations set forth in the Partnership Agreement and “Monthly Liquidity Interests” refers to the Interests issued under a separate sub-series of Interests designated by the General Partner as the monthly liquidity series (the “Monthly Liquidity Sub-Series”), which is subject to the withdrawal rights and Management Fee rates as described herein, with the applicable rights, entitlements and obligations set forth in the Partnership Agreement.

Compensation of the Investment Manager

In consideration for its management services, Apollo IG Replacement Management, L.P. (the “Investment Manager”) will be entitled to receive management fees (the “Management Fees”) in accordance with the terms of the Partnership Agreement, to be paid in advance on a monthly basis at a monthly rate as set forth below. The Management Fees will be paid based on the immediately preceding month-end valuations, after giving effect to withdrawals occurring as of such month-end and contributions occurring as of the first day of such month. Except with respect to certain Limited Partners (as defined below) specified in the Partnership Agreement, the Management Fees will generally be equal to:

(i)
with respect to each Capital Account (as defined in the Partnership Agreement) established prior to August 1, 2025 (the “Transition Date”), one-twelfth (1/12) of 0.40% of the net asset value (“NAV”) of such Limited Partner’s Capital Account; and

(ii)
with respect to any other Capital Account, one twelfth (1/12) of 0.50% of the NAV of the portion of the relevant Limited Partner’s Capital Account that is attributable to any Interests issued under a separate sub-series of Interests designated by the General Partner as the annual liquidity sub-series (“Annual Liquidity Interests”), and/or one twelfth (1/12) of 0.60% of the NAV of the portion of the relevant Limited Partner’s Capital Account that is attributable to any Interests issued under a separate sub-series of Interests designated by the General Partner as the monthly liquidity series (“Monthly Liquidity Interests”), as applicable; provided, that Capital Accounts that meet certain thresholds in aggregate capital contributions will be subject to discounted Management Fee rates, as further described in the Partnership Agreement.

The Investment Manager may, in its discretion, reduce or waive any Management Fees at any time.

The General Partner may, in its sole discretion, elect to reduce, waive or calculate differently the Management Fee with respect to any limited partner of the Partnership (each, a “Limited Partner” and collectively, the “Limited Partners”), including Limited Partners that have strategic relationships with Apollo or are affiliates or employees of the General Partner or the Investment Manager, members of the immediate families of such persons and trusts or other entities organized primarily for their benefit or for charitable purposes, and including, in particular, during any wind down of the Fund’s business. For purposes of this paragraph, the “Fund” refers collectively to a private investment program comprised of Apollo IG Core, Apollo IG Core Replacement (STE), L.P., Apollo IG Core Replacement (Cayman), L.P. and Apollo IG Core Replacement (B), SPC, together with the intermediate entities and any other parallel fund, feeder funds, alternative investment vehicles, intermediate entities and special purpose vehicles that may be established, as applicable. For the purposes of this paragraph, “Apollo” refers collectively to Apollo Asset Management, Inc. and its subsidiaries and affiliated entities.

Withdrawals

Subject to the 10% Threshold (as defined below) and certain other withdrawal terms and limitations described herein, a Limited Partner may withdraw all or a portion of its Capital Account upon prior written notice to the General Partner or its designee, to be provided no later than the 30th day prior to the requested Withdrawal Date with respect to a Monthly Liquidity Interest and the 60th day prior to the requested Withdrawal Date with respect to an Annual Liquidity Interest (each such notice, a “Proper Withdrawal Notice”), as applicable. A “Withdrawal Date” means: (x) in respect of a Monthly Liquidity Interest, the last calendar day of any calendar month; provided, however, that no Seed Limited Partner (as defined below) may withdraw any portion of any of its Capital Account that relates to the Capital Contributions made in respect of meeting the Seed Minimum (as defined below) prior to the first anniversary of the date on which such Seed Limited Partner reached the Seed Minimum; and (y) in respect of an Annual Liquidity Interest, the last calendar day of the calendar month following each anniversary of the issuance date of such Interest.

A “Seed Limited Partner” is a Limited Partner that (x) is admitted during the period commencing on the Transition Date and ending on the date on which $1,000,000,000 in aggregate capital contributions have been made to the Fund since the Transition Date (such period, the “Seed Period”) and (y) that has made an investment of no less than $200,000,000 (the “Seed Minimum”) during the Seed Period.

The Fund will endeavor to distribute (subject to its ability to make a corresponding withdrawal of interests from Apollo IG Core Replacement Aggregator A, SPC (“Aggregator A”), Apollo IG Core Replacement Aggregator B, L.P. (“Aggregator B”) and any other similar aggregator entities that may be set up by the General Partner (the “Aggregators”) and any special purpose vehicle) all of a Limited Partner’s withdrawal request, as of any Withdrawal Date, within a reasonable time after the underlying investments are monetized in the ordinary course; provided, that if a Limited Partner requests to withdraw 90% or more of the value of its Capital Account in the aggregate during a fiscal year by means of one or more withdrawals, an amount equal to not less than 95% of the estimated amount of the withdrawal proceeds (net of any reserves and holdbacks made pursuant to the applicable Partnership Agreement) payable at such time to such Limited Partner (computed on the basis of unaudited data) will be paid within such time period; it being understood that any amount held back pending audit pursuant to the applicable Partnership

Agreement is in addition to any reserves and holdbacks the General Partner may in its sole discretion make. The balance will be distributed, without interest, within 30 calendar days following the completion and issuance by the Fund of the audit of the Fund’s financial statements for the fiscal year in which such Withdrawal Date occurs.

Any distributions in respect of a withdrawal with respect to Interests offered in a non-U.S. dollar currency (such Interests, a “Non-USD Sub-Series”) will be paid in the applicable non-U.S. dollar currency (“Non-USD Currency”) by converting the U.S. dollar amount into such Non-USD Currency and will be reduced by any Conversion Expenses. “Conversion Expenses” means, with respect to a Non-USD Sub-Series, in connection with any subscription for, or withdrawal or distribution in respect of, such Non-USD Sub-Series, any charges, costs, expenses, taxes, fees or other liabilities associated with or related to, the currency conversion from the applicable Non-USD Currency to U.S. dollars or from U.S. dollars to the applicable Non-USD Currency, as applicable.

Until distribution, such balance will not participate in the profits and losses (including any accrued but unpaid interest income or Quarterly Distributions in respect of the Fund’s assets) of the Fund and will not be entitled to any Quarterly Distributions from the Withdrawal Date onwards. A distribution in respect of a withdrawal may be made in cash or in kind, or in a combination thereof, as determined by the General Partner in its sole discretion.

Notwithstanding anything to the contrary herein, the General Partner may establish such reserves or holdbacks, as it reasonably determines in its sole discretion, for estimated accrued expenses, liabilities or contingencies, including general reserves or holdbacks for unspecified contingencies (even if such reserves or holdbacks are not in accordance with U.S. generally accepted accounting principles). All such reserves or holdbacks will reduce the amount of any distributions, including those in respect of a withdrawal.

If the Fund is to be dissolved, the mechanism described in the preceding paragraphs in this section will be applied, with such changes as are deemed necessary by the General Partner.

The General Partner may, in its sole discretion, waive notice requirements or permit withdrawals under such other circumstances and conditions with respect to any Limited Partner, including Limited Partners that have strategic relationships with Apollo or are affiliates or employees of the General Partner or the Investment Manager, members of the immediate families of such persons and trusts or other entities organized primarily for their benefit or for charitable purposes, and including, in particular, during any wind down of the Fund’s business.

Notwithstanding anything to the contrary herein, the General Partner has the right to limit the aggregate amount of withdrawals from the Fund during any calendar month so that withdrawals during each calendar month do not exceed 10% (or such higher percentage as the General Partner determines in its sole discretion) of the NAV of the Fund attributable to each Fund Entity as of the last day of the calendar month (the “10% Threshold”); provided, that the General Partner, in its sole discretion, may elect to apply the 10% Threshold on an aggregated basis with respect to the applicable Fund Entity and any corresponding Parallel Fund (as defined in the Partnership Agreement) or series or class of interests in any Parallel Fund, which Parallel Fund or series or class of interests is established to facilitate participation by investors on a side-by-side and pro rata basis in the same investments with such Fund Entity. If the Fund receives Proper Withdrawal Notices from Limited Partners that would result in the aggregate amount of withdrawals from a Fund Entity exceeding the 10% Threshold, then the General Partner may, in its sole discretion: (A) satisfy all such withdrawal requests; or (B) reduce withdrawal requests so that only an aggregate amount equal to the 10% Threshold (as such threshold may be adjusted in the sole discretion of the General Partner) is withdrawn by satisfying each such request in a manner that is proportionate to the amounts sought to be withdrawn by the withdrawing Limited Partners (irrespective of whether any such withdrawal requests have been reduced on one or more previous Withdrawal Dates). If any Limited Partner is prohibited from making withdrawals from its Capital Account as of a Withdrawal Date as a result of the operation of this 10% Threshold (such affected Interests, the “Excess Interests”), then such Limited Partner will be deemed to have made a withdrawal request with respect to the Excess Interests for the immediately following Withdrawal Date (and any subsequent Withdrawal Date, as applicable) (and will be subject to the imposition of the 10% Threshold, if applicable, for the following Withdrawal Date (and any subsequent Withdrawal Date, as applicable)) and any unsatisfied portion of any such withdrawal request will continue to be at risk of the Fund’s business (for the avoidance of doubt, any unsatisfied withdrawal requests will not be prioritized over later withdrawal requests and will be satisfied together with such later withdrawal requests on successive Withdrawal Dates on a pro rata basis). For purposes of this paragraph, “Fund Entity” means each of (i) Apollo IG Core, (ii) each Series of Apollo IG Core Replacement (STE), L.P. and (iii) each Series of Apollo IG Core Replacement (Cayman), L.P.

In addition, the General Partner, in its sole discretion, may suspend withdrawal rights, quarterly distributions, the determination of the NAV of the Fund and/or the determination of the NAV of each Limited Partner’s Capital Account(s), in whole or in part (i) when any stock exchange or over-the-counter market in which the Fund’s investments are quoted, traded or dealt is closed, other than for ordinary holidays and weekends, or during periods in which dealings are restricted or suspended; (ii) during the existence of any state of affairs as a result of which, in the opinion of the General Partner, disposal of Fund assets or the determination of the NAV of a Capital Account, would not be reasonably practicable or is reasonably expected by the General Partner to be materially prejudicial to the Limited Partners or the Fund; (iii) during the existence of any state of affairs as a result of which disposal of a portion of the Fund’s assets is restricted under applicable U.S. or non-U.S. securities laws or regulations; (iv) during any breakdown in the means of communication normally employed in determining the price or value of Fund assets or liabilities, or of current prices in any financial market as aforesaid, or when for any other reason the prices or values of any assets or liabilities of the Fund cannot reasonably be promptly and accurately ascertained; (v) for any period during which such withdrawal or distribution would cause a material breach or default under any covenant in any bona fide financing agreements entered into by the Fund and a person that is not an affiliate of the General Partner or Investment Manager; (vi) during any period when the transfer of funds involved in the realization or acquisition of any investments cannot, in the opinion of the General Partner, be effected at normal rates of exchange; (vii) during the period in which the Fund is winding down its business; or (viii) if any of the above circumstances applies to an Intermediate Entity or Aggregator. None of Apollo IG Core or any of the series of any other partnership in the Fund or parallel funds will suspend withdrawals or distributions unless a similar suspension takes place at the Aggregator level.

The General Partner may also suspend withdrawal rights or the payment of withdrawal proceeds or distributions to a Limited Partner if the General Partner reasonably deems it necessary to do so to comply with laws and regulations (including anti-money laundering laws and regulations) applicable to the Fund, the General Partner, the Investment Manager or any of the Fund’s other service providers. We will promptly disclose any material suspension or material limitation on withdrawals to holders of our Interests through our public filings with the SEC, which may include a current report on Form 8-K.

During the period of any suspended withdrawals or distributions, the Limited Partner’s investments will continue to be at risk in the Fund’s business. Upon a suspension of withdrawal rights, all pending withdrawal requests will be automatically revoked, and no requests subsequently received will be valid until such time as the General Partner permits Limited Partners to submit withdrawal requests in anticipation of lifting the suspension. The Management Fee may continue to be made during any suspension.

Distributions

Each Limited Partner may elect to designate its Interests as “Distributing Interests” in accordance with such Limited Partner’s subscription agreement. The General Partner will distribute from the Capital Account of each Limited Partner electing such designation on a quarterly basis net cash interest income (net of expenses, taxes and reserves) earned by the Fund that is deemed by the General Partner, in its sole discretion, attributable to such Limited Partner’s Capital Account and available for distribution (such distribution, the “Quarterly Distribution”). Any such distributions to a Limited Partner will not be treated as voluntary withdrawals by such Limited Partner of its Capital Account pursuant to the applicable Partnership Agreement for purposes of determining the Adjusted Contributions (as defined in the Partnership Agreement). Following any Limited Partner’s withdrawal from its Capital Account, such

Limited Partner will no longer be entitled to any Quarterly Distributions in respect of such withdrawal amount following the Withdrawal Date for such withdrawal.

The Fund may make other distributions to the Partners in the General Partner’s sole discretion. Other than Quarterly Distributions, no distributions will ordinarily be made to the Limited Partners. All earnings of the Fund and proceeds of the disposition of any assets of the Fund will ordinarily be retained for reinvestment.

Transfers

Pursuant to the Partnership Agreement, without prior written notice to and approval by the General Partner, a Limited Partner may not directly, indirectly or synthetically transfer, pledge, assign, hypothecate, sell, convey, exchange, reference under a derivatives contract or any other arrangement or otherwise dispose of all or any portion of its Interest to any other beneficial owner or other persons except by operation of law.

Delaware Law and Certain Provisions of the Partnership Agreement

Organization and Duration

Apollo IG Core was formed on June 13, 2025 as a Delaware limited partnership. Apollo IG Core will remain in existence until dissolved in accordance with the Partnership Agreement or pursuant to Delaware law. The Partnership Agreement provides that Apollo IG Core will be dissolved upon (a) a determination in writing made by the General Partner at any time that Apollo IG Core should be dissolved, (b) upon the vote of a Majority-in-Interest of Limited Partners, (c) at any time there are no Limited Partners, unless Apollo IG Core continues its business in accordance with the Delaware Act, (d) the entry of a decree of judicial dissolution under Section 17-802 of the Delaware Act or (e) the insolvency, bankruptcy, withdrawal, dissolution or termination of the General Partner (unless a replacement General Partner is appointed and the Partnership is continued in accordance with the Delaware Act).

Purpose

Under the Partnership Agreement, the principal purposes of Apollo IG Core are to facilitate investments in Aggregator A and Aggregator B, by means of investing in the relevant Intermediate Entities, to engage in any other lawful activity as the General Partner may from time to time determine and to do any other acts as are necessary, appropriate, proper, advisable, incidental or convenient in connection with the maintenance and administration of Apollo IG Core. For purposes of this paragraph, “Intermediate Entities” refers collectively to Apollo IG Core Replacement Intermediate A, SPC, Apollo IG Core Replacement Intermediate B, LLC and any other intermediate vehicle that the General Partner may from time to time form in order to facilitate Apollo IG Core’s investment in an Aggregator;

Amendment to the Partnership Agreement

Except as otherwise required by law or pursuant to the terms of the Partnership Agreement, the General Partner may make any amendment to the Partnership Agreement that, in the good faith determination of the General Partner, will not materially adversely affect the Limited Partners taken as a whole.

Indemnification of Directors, Officers, the General Partner and Investment Manager; Advance of Expenses

As further explained and qualified in the Partnership Agreement and to the fullest extent permitted by applicable law, we will indemnify our principal executive officer, our principal financial officer, the General Partner, the Investment Manager, the Partnership Representative (as defined in the Partnership Agreements), their affiliates, each officer, director, manager, employee or any direct or indirect partner, member, stockholder, agent or legal representative of the foregoing, including persons formerly serving in such capacities, and such other persons contemplated by the Partnership Agreements (each, an “Indemnified Person”) for any acts or omissions, or alleged acts or omissions, arising out of activities in connection with the business or affairs of the Fund, to the extent that Indemnified Losses (as defined in the Partnership Agreement) are not attributable to such Indemnified Person’s bad faith, gross negligence, willful misconduct or fraud, as determined by a governmental authority or by a court’s final judgment.

Apollo IG Core’s indemnification obligations will be satisfied from our assets. Apollo IG Core may advance expenses that are incurred by an Indemnified Person in the defense or settlement of any claim that is subject to a right of indemnification.